Exhibit 18

Preferability Letter

Board of Directors

REX American Resources Corporation

Dayton, Ohio

Dear Directors:

This letter is provided for inclusion as an exhibit to REX American Resources Corporation’s (the “Company”) Quarterly Report on Form 10-Q for the period ended April 30, 2026 (the “Form 10-Q”) in accordance with Item 601 of Regulation S-K.

We have reviewed a copy of the Company’s Form 10-Q and the statements contained in Note 2 to the consolidated financial statements. As stated in Note 2 to those financial statements, the Company changed its method of accounting for Section 45Z clean fuel production tax credits. Management believes this newly adopted accounting principle is preferable in the circumstances because it will better align with the expected monetization potential of the credits and more appropriately reflect the economic substance of the clean fuel production tax credits. The Company has determined that retrospective application is required. As no Section 45Z tax credits were recorded until the fourth quarter of 2025, there is no impact to the first quarter of 2025. Additionally, because the Company does not intend to monetize the credits earned in 2025, the classification of such credits as a deferred tax asset remains appropriate and no retrospective balance sheet adjustments are required. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

Regarding the accounting change, it is important to note that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. Accordingly, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

Based on our review of management’s reasons and justification for this accounting change as disclosed in the Form 10-Q, and our discussions with management, we concur that this change, in the Company’s circumstances, represents a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited the application of the accounting change, or the information set forth in Note 2 to the consolidated financial statements included in Part I of the Company’s Form 10-Q. We also have not audited any consolidated financial statements of the Company as of any date or for any period subsequent to January 31, 2026. Accordingly, we do not express an opinion on whether the accounting for the change in accounting principle has been properly applied or whether the financial statements are fairly presented in conformity with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Des Moines, IA

June 2, 2026